Exhibit 99.3

MDxHealth SA

Limited Liability Company
(société anonyme)

CAP Business Center

Zone Industrielle des Hauts-Sarts

Rue d’Abhooz 31
4040 Herstal, Belgium
VAT BE 0479.292.440 (RLP Liège, division Liège)

ATTENDANCE FORM FOR SECURITY HOLDERS Extraordinary General Meeting to be held on Thursday, November 19, 2026, at 4:00 p.m. (Belgian time)

This attendance form should be used by holders of securities of MDxHealth SA (the “Company”) who want to attend the extraordinary general shareholders’ meeting in person. More information regarding the requirements for, and the modalities of, participation in the meeting can be found in the convening notice of the extraordinary general shareholders’ meeting.

The signed and completed form must reach the Company at the latest on the business day prior to the extraordinary general shareholders’ meeting, i.e., on or before Wednesday, November 18, 2026 at the latest, by mail to:

MDxHealth SA
Attention Mr. Ron Kalfus
Company Secretary
CAP Business Center
Zone Industrielle des Hauts-Sarts
Rue d’Abhooz, 31
4040 Herstal,
Belgium

or by e-mail to:

agsm@mdxhealth.com

The use of e-mail is strongly encouraged.

The Company’s shares are comprised of: (a) shares that are reflected in the component of the Company’s share register that is held in Belgium and which is managed by Euroclear Belgium (the “Belgian Share Register” and, the shares reflected in the Belgian Share Register, the “European Shares”), and that cannot be traded on Nasdaq until they have been repositioned into U.S. Shares (as defined below), and (b) shares that are reflected directly or indirectly in the component of the Company’s share register that is held in the United States and which is managed by Computershare (the “U.S. Share Register” and, the shares reflected in the U.S. Share Register, the “U.S. Shares”), and that can be traded on Nasdaq.

Holders of dematerialised European Shares must attach to the present form a certificate issued by the certified account holder or the central securities depositary for the shares concerned, confirming the number of dematerialised European Shares that have been registered in their name on the registration date (i.e., Tuesday, November 17, 2026, at midnight (12:00 a.m., Belgian time)) (the “Registration Date”), with which they want to participate to the extraordinary general shareholders’ meeting.

Holders of U.S. Shares reflected indirectly in the U.S. Share Register, through CEDE & Co., the nominee holder of the U.S. Shares held for the beneficial owners through the DTCC system, must attach to the present form a certificate from a broker, financial institution or other intermediary confirming their ownership of U.S. Shares on the Registration Date, with which they want to participate to the extraordinary general shareholders’ meeting.

Extraordinary General Shareholders’ Meeting of MDxHealth SA - Attendance form for security holders

The undersigned,

First Name:
Family Name:
Address:
or
Corporate name:
Corporate form:
Registered office:

Represented by (first name, family name and capacity):

owner of the following number of securities issued by MDxHealth SA, with registered office at CAP Business Center, Zone Industrielle des Hauts-Sarts, rue d’Abhooz 31, 4040 Herstal, Belgium:

(1) dematerialised European Shares

(1) U.S. Shares reflected directly in the U.S.
Share Register (not through DTCC)

(1) U.S. Shares reflected indirectly in the U.S.
Share Register (through DTCC)

(1) subscription rights (2)
Notes:

(1)	Number of relevant securities to be completed, when applicable.

(2)	Pursuant to article 7:135 of the Belgian Companies and Associations Code, the holders of subscription rights have the right to attend the shareholders’ meeting, but only with an advisory vote.

Hereby notifies his/her/its intent to attend the extraordinary general shareholders’ meeting of MDxHealth SA to be held on Thursday, November 19, 2026, at 4:00 p.m. (Belgian time) at the offices of the notary public Stijn Raes, at Kortrijksesteenweg 1147, 9051 Ghent, Belgium, or at such other place indicated at that place at that time.

The undersigned agrees that the English translation of the present attendance form is a free translation and for information purposes only, and that the French version shall prevail over the English translation.

The undersigned hereby confirms that the Company can send all confirmations and information required for participation in the extraordinary general shareholders’ meeting to the following e-mail address of the undersigned:

(E-mail address of security holder)

Done at ______________________, on ______________________2026

Signature ______________________

Extraordinary General Shareholders’ Meeting of MDxHealth SA - Attendance form for security holders